FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

HSBC Holdings plc

Poll results of 2017 Annual General Meeting

28 April 2017

1.         Poll Results

HSBC Holdings plc (the Company) announces that at its Annual General Meeting (AGM) held today, all resolutions as set out in the Notice of AGM were passed on a poll.

Resolutions 1 to 7, 10 and 12 were passed as ordinary resolutions and resolutions 8, 9, 11, 13 and 14 were passed as special resolutions.

The following table shows the votes cast on each resolution:

Resolution	Total VotesFor (%)*	Total VotesAgainst (%)*	Votes Total (% of Issued Share Capital)*	Votes withheld
1. To receive the Annual Report & Accounts 2016	9,112,253,294	112,803,853	9,225,057,147	26,963,689
	(98.78)	(1.22)	(46.01)
2. To approve the Directors' Remuneration Report	8,885,701,458	324,969,999	9,210,671,457	30,526,965
	(96.47)	(3.53)	(45.94)
3. (a) To elect David Nish as a Director	9,130,724,581	37,947,647	9,168,672,228	72,351,624
	(99.59)	(0.41)	(45.73)
(b) To elect Jackson Tai as a Director	9,077,515,717	91,203,096	9,168,718,813	72,413,505
	(99.01)	(0.99)	(45.73)
(c) To re-elect Phillip Ameen as a Director	9,120,475,715	19,816,107	9,140,291,822	100,815,917
	(99.78)	(0.22)	(45.59)
(d) To re-elect Kathleen Casey as a Director	9,205,277,654	7,865,480	9,213,143,134	27,883,965
	(99.91)	(0.09)	(45.95)
(e) To re-elect Laura Cha as a Director	9,163,088,224	50,347,933	9,213,436,157	27,789,207
	(99.45)	(0.55)	(45.95)
(f) To re-elect Henri de Castries as a Director	9,204,574,892	8,587,069	9,213,161,961	27,942,094
	(99.91)	(0.09)	(45.95)
(g) To re-elect Lord Evans of Weardale as a Director	9,204,573,746	8,686,957	9,213,260,703	27,878,838
	(99.91)	(0.09)	(45.95)
(h) To re-elect Joachim Faber as a Director	9,190,022,726	23,135,915	9,213,158,641	27,972,753
	(99.75)	(0.25)	(45.95)
(i) To re-elect Douglas Flint as a Director	9,003,086,762	130,673,807	9,133,760,569	107,377,048
	(98.57)	(1.43)	(45.56)
(j) To re-elect Stuart Gulliver as a Director	9,203,875,650	9,838,740	9,213,714,390	27,422,337
	(99.89)	(0.11)	(45.96)
(k) To re-elect Irene Lee as a Director	6,533,590,551	2,637,060,232	9,170,650,783	70,372,421
	(71.24)	(28.76)	(45.74)
(l) To re-elect John Lipsky as a Director	9,196,645,715	16,636,405	9,213,282,120	27,829,182
	(99.82)	(0.18)	(45.95)
(m) To re-elect Iain Mackay as a Director	9,174,628,322	38,914,390	9,213,542,712	27,625,393
	(99.58)	(0.42)	(45.95)
(n) To re-elect Heidi Miller as a Director	9,195,287,713	17,969,746	9,213,257,459	27,900,752
	(99.80)	(0.20)	(45.95)
(o) To re-elect Marc Moses as a Director	9,194,125,890	19,305,790	9,213,431,680	27,708,164
	(99.79)	(0.21)	(45.95)
(p) To re-elect Jonathan Symonds as a Director	9,181,748,472	26,504,127	9,208,252,599	27,958,495
	(99.71)	(0.29)	(45.93)
(q) To re-elect Pauline van der Meer Mohr as a Director	9,149,849,861	63,451,020	9,213,300,881	27,871,958
	(99.31)	(0.69)	(45.95)
4. To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	9,063,275,014	35,596,304	9,098,871,318	142,279,248
	(99.61)	(0.39)	(45.38)
5. To authorise the Group Audit Committee to determine the remuneration of the Auditor	9,171,221,282	10,472,916	9,181,694,198	59,519,908
	(99.89)	(0.11)	(45.80)
6. To authorise the Company to make political donations	8,915,355,451	223,520,928	9,138,876,379	102,247,653
	(97.55)	(2.45)	(45.58)
7. To authorise the Directors to allot shares	8,614,693,250	589,568,603	9,204,261,853	36,894,890
	(93.59)	(6.41)	(45.91)
8. To disapply pre-emption rights	9,097,748,504	112,034,311	9,209,782,815	31,397,258
	(98.78)	(1.22)	(45.94)
9. To further disapply pre-emption rights for acquisitions	8,581,720,293	603,566,008	9,185,286,301	55,880,672
	(93.43)	(6.57)	(45.81)
10. To authorise the Directors to allot any repurchased shares	8,821,830,110	388,772,422	9,210,602,532	30,588,210
	(95.78)	(4.22)	(45.94)
11. To authorise the Company to purchase its own ordinary shares	9,055,162,456	156,839,358	9,212,001,814	29,207,614
	(98.30)	(1.70)	(45.95)
12. To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	9,025,167,009	178,205,570	9,203,372,579	37,793,140
	(98.06)	(1.94)	(45.90)
13. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities	8,932,179,678	269,727,331	9,201,907,009	39,272,829
	(97.07)	(2.93)	(45.90)
14. To approve general meetings (other than annual general meetings) being called on 14 clear days' notice	8,376,507,896	835,712,864	9,212,220,760	29,008,214
	(90.93)	(9.07)	(45.95)

*based on total issued share capital (excluding 325,273,407 ordinary shares held in treasury) as at 12.01am (London time) on Thursday 27 April 2017.

2.        Re-election of Irene Lee

            The Board notes that 2,637,060,232 shares (representing 28.76% of votes validly cast) were voted against the re-election of Irene Lee (resolution 3(k)). The Board seeks to ensure that each Director is able to make the necessary commitment to the delivery of their role. The Board is satisfied that all Directors have sufficient capacity to meet their commitments to HSBC.  We will continue to engage with shareholders on this matter.

3.        Board changes

            Rachel Lomax and Sam Laidlaw retired from the Board at the conclusion of the AGM and resigned their chairmanships of the Nomination Committee, Group Remuneration Committee and Conduct & Values Committee. For the purposes of section 430(2B) of the Companies Act 2006, they will each receive their fee entitlement for the month of April
            2017 and are not entitled to any payments for loss of office. There are no matters relating to their retirement that need to be brought to the attention of HSBC shareholders.

            Resolution 3(r) for the re-election of Paul Walsh was withdrawn following his resignation prior to the AGM. For the purposes of section 430(2B) of the Companies Act 2006, he will receive his fee entitlement for the month of April 2017 and is not entitled to any payments for loss of office.

4.         Other

            -    Computershare Investor Services PLC acted as scrutineer of the poll on all resolutions.

            -    Copies of the special business resolutions passed at the AGM have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's National Storage Mechanism which is located at http://www.hemscott.com/nsm.do

            -    As at 12.01am (London time) on Thursday 27 April 2017, the total number of issued ordinary shares of US$0.50 each entitling the holders to attend and vote on all the resolutions at the AGM was 20,049,305,644, which excludes 325,273,407 ordinary shares held in treasury. A 'vote withheld' is not a vote in law and is therefore not counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

            -    In accordance with Rule 13.40 of the Hong Kong Listing Rules there were no shares entitling the holder to attend and abstain from voting in favour of any of the resolutions. No shareholder was required under the Hong Kong Listing Rules to abstain from voting.

As at the time of this announcement, the following are Directors of the Company: Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Irene Lee†, John Lipsky†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

† Independent non-executive Director

For and on behalf of

HSBC Holdings plc

Ben J S Mathews

Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 28 April 2017